CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
2Q12 results: pre-tax income of CHF 1.1 billion, net income attributable to shareholders of CHF 0.8 billion and return on equity of 9%

CHF 2.0 billion end-2013 cost saving target achieved by 6M12, cost saving target further increased to CHF 3.0 billion

CHF 15.3 billion of capital to be added, including an immediate set of capital actions adding CHF 8.7 billion, confirming industry-leading regulatory capital position:

    • 9.4%* end-2012 look-through Swiss Core Capital Ratio, compared to end-2018 requirement of 10%

    • 10.8%* end-2012 look-through Swiss Total Capital Ratio, which broadly compares to 5.9% per 1Q12 in SNB’s recent Financial Stability Report

    • Measures include a CHF 3.8 billion mandatory and contingent convertible securities (“MACCS”) offering

    • Close to 80% of capital actions do not dilute shareholder ownership

*See “Capital measures and liquidity summary” on page 4 for definition of the ratios.

Audio-webcast presentation today, July 18, 09:30 CEST; dial-in on last page of this release

Zurich, July 18, 2012 Credit Suisse Group today announced its 2Q12 results, decisive measures to improve efficiency and to strengthen its capital position in preparation for Basel III regulatory requirements.

Urs Rohner, Chairman of the Board of Directors, commented: “Unquestioned capital strength is of paramount importance to the Group. Given the current environment, we decided to accelerate the implementation of our capital plans in a manner which eliminates any doubts raised by the 2012 SNB Financial Stability Report. With a business that has strong returns on an industry-leading capital base, we are confident that Credit Suisse will further enhance its ability to best serve our clients and provide best-in-class returns to our shareholders.”

Media Release
July18, 2012 Page 2/15

Commenting on the results, Brady W. Dougan, Chief Executive Officer, said: “Our second quarter results underscore the strength of our business model and the positive impacts of the changes we have made to adapt it to the new environment. The first quarter showed that we can produce high returns in moderate markets, and the second quarter shows that the business model is resilient under more challenging conditions. We are convinced that our business model will generate returns on equity of above 15% over the cycle.”

He added: “Expense reductions and capital discipline help ensure the effectiveness of the model going forward. In the first half of the year, we achieved our CHF 2.0 billion cost reduction target 18 months early, and we have further increased the end 2013 target to CHF 3.0 billion. This gives us considerable operating flexibility. The progress we have made towards a Basel III compliant business model – including the reduction of CHF 65 billion in risk-weighted assets from the third quarter 2011 – positions us favorably in the industry’s inevitable transition to the new environment. This allows us to serve our clients consistently and helps us generate more stable returns.”

Commenting on the capital measures, he continued: “The capital measures that we announced today take any question of the strength of our capitalization off the table. A look-through Swiss Core Capital Ratio of 9.4% by the end of this year along with our leading total capital and funding structure and our high quality balance sheet confirms our place among the strongest global banks. Using a methodology broadly comparable to the 2012 SNB Financial Stability Report we expect that our look-through total capital ratio will move to 10.8% by year-end, almost double the 5.9% per 1Q12 as stated in the SNB report. This is a robust and balanced set of capital initiatives, close to 80% of which are non-dilutive. Over the past five years and prior to these measures, we have maintained one of the strongest capital levels in the industry with minimal dilution to our shareholders.“

2Q12 results summary
Credit Suisse Group reported 2Q12 pre-tax income of CHF 1.1 billion, net income attributable to shareholders of CHF 0.8 billion, return on equity of 9% and net new assets of CHF 4.4 billion.

Financial Highlights
in CHF million (unless otherwise stated)	2Q12	1Q12	2Q11
Reported income before taxes	1,111	40	1,086
Underlying income before taxes	1,148	1,484	1,124
Reported net income attributable to shareholders	788	44	768
Underlying net income attributable to shareholders	815	1,055	787
Diluted earnings per share (CHF)	0.46	0.03	0.48
Return on equity attributable to shareholders (annualized)	9.2%	0.50%	9.7%
Basel II.5 Tier 1 ratio (end of period)	16.5%	15.6%	14.5%
Basel II.5 Core Tier 1 ratio (end of period)	12.5%	11.8%	10.2%
Total book value per share (CHF)	27.10	27.43	26.03
Tangible book value per share (CHF)	20.13	20.41	19.21
Finma leverage ratio (Basel II.5)	4.7%	4.7%	4.4%

Media Release
July18, 2012 Page 3/15

Private Banking with 2Q12 net revenues of CHF 2,704 million and pre-tax income of CHF 775 million
•	Revenues slightly higher compared to 1Q12 driven by both higher interest income and recurring revenues
•	Modest reduction in compensation and benefits, including PAF2 impact in 1Q12, main benefits from efficiency measures expected to come through in the second half of the year
•	Pre-tax income margin improved to 29%
•	Private Banking with net new assets of CHF 3.4 billion
o	Wealth Management with net asset inflows of CHF 8.9 billion, before the impact of CHF 3.4 billion of outflows related to Clariden Leu
o	Corporate & Institutional Clients with outflows of CHF 2.1 billion
•	Clariden Leu integration now substantially complete with pre-tax income benefit to the Group of CHF 125 million to be realized in 2013

Investment Banking with 2Q12 net revenues of CHF 2,909 million and pre-tax income of CHF 383 million
•	Significant progress in executing strategy resulting in more consistent performance and continued market-share momentum
•	More balanced business model with repositioned Fixed Income franchise; continued discipline regarding risk and inventory levels
•	Equity sales & trading revenues reflect lower client activity; maintained market leading positions
•	Underwriting & advisory result reflects lower industry-wide transaction volumes, #2 ranking in global completed M&A
•	Improved operating and capital efficiency with annualized expense run-rate reduced by CHF 1.6 billion from 6M11 and 38% reduction in Basel III RWA since end 2Q11
•	6M12 return on Basel III allocated capital of 12%, up from 8% in 6M11

Asset Management with 2Q12 net revenues CHF 550 million and pre-tax income of CHF 133 million
•	Gain of CHF 66 million on partial sale of a stake in Aberdeen and higher performance fees offset by lower contribution from investment-related gains, reflecting the challenging market conditions
•	Net new assets of CHF 0.4 billion driven by alternative investments in emerging markets partially offset by outflows in traditional investments
•	On July 2, 2012, Credit Suisse Group completed the sale of its residual stake in Aberdeen Asset Management for a gain of approximately CHF 140 million which will be recognized in 3Q12

Cost saving measures
After successfully delivering CHF 2.0 billion of annualized cost reductions in 6M12 versus 6M11, Credit Suisse increases its end-2013 cost savings target to CHF 3.0 billion.

In 2011 Credit Suisse began implementing a number of cost efficiency initiatives with the goal to achieve CHF 2.0 billion in total cost savings by the end of 2013. We have accelerated the implementation of these measures and achieved the annualized CHF 2.0 billion target already in 6M12. In 2Q12, we recognized related realignment costs of CHF 183 million in the Corporate Center.

Credit Suisse is increasing its end-2013 cost savings target to a total of CHF 3.0 billion. The additional cost savings of CHF 1.0 billion include overall shared services savings of CHF 0.5 billion. Savings of CHF 0.45 billion are targeted in Private Banking and CHF 0.55 billion are targeted in Investment Banking. Remaining realignment costs are expected to be approximately CHF 525 million, of which CHF 225 million are expected to be incurred in the second half of 2012.

Media Release
July18, 2012 Page 4/15

Capital measures and liquidity summary
Credit Suisse today announced a number of measures to accelerate the strengthening of its capital position in light of the current regulatory and market environment. An immediate set of actions will be implemented to increase the capital by CHF 8.7 billion. Additional capital actions and earnings related impacts are to increase the capital by a further CHF 6.6 billion by year-end 2012.

The measures will result in an expected end-2012 look-through Swiss Core Capital Ratio of 9.4%, compared to the 2018 requirement of 10%. Look-through Swiss Core Capital includes look-through Basel III Common Equity Tier 1 (CET1) and existing participation securities (“Claudius notes”) that qualify as part of the Swiss equity requirement in excess of the 8.5% Basel III G-SIB Common Equity Tier 1 (CET1) ratio.

The measures will result in an expected look-through Swiss Total Capital Ratio of 10.8% at end 2012. This broadly compares to the figure of 5.9% calculated by the Swiss National Bank (SNB) at the end of 1Q12 and published in its 2012 Financial Stability Report. Look-through Swiss Total Capital includes look-through Basel III CET1 and the participation securities (“Claudius notes”). Additionally it includes the Group’s Buffer Capital Notes (“CoCos with high trigger”).

The definitions for regulatory capital and respective ratios used in this press release refer to the regulations under the Swiss too-big-to-fail regime as determined by Finma. Ratio calculations based on these capital definitions use projected Basel III year-end 2012 RWA. The expected end-2012 ratios are based on a pro-forma calculation assuming successful completion of the announced capital actions, and using Bloomberg consensus earnings estimates and Credit Suisse Basel III risk-weighted assets estimates. As Basel III will not be implemented before January 1, 2013, our Basel III risk-weighted assets were calculated for purposes of this release in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the requirements upon implementation of Basel III would result in different numbers from those used in the release.

The capital measures include mandatory and contingent convertible securities of CHF 3.8 billion issued at a fixed conversion price of CHF 16.29 per share. Investors in the mandatory and contingent convertible securities (“MACCS”) include existing investors, such as Qatar Holding LLC, The Olayan Group and the Norges Bank Investment Management, as well as new investors such as the Singapore-based investment company Temasek.

Credit Suisse continues to conservatively manage its liquidity. We estimate our Net Stable Funding Ratio (NSFR) to be over 100% at the end of 2Q12.

Media Release
July18, 2012 Page 5/15

Immediate set of actions to increase capital by CHF 8.7 billion

Impact on Capital in CHF billion	Capital Action
1.7
Hybrid exchange: Accelerated exchange of some existing Tier 1 capital notes (hybrids) into high trigger Buffer Capital Notes (BCNs), with the conversion floor to be aligned to mandatory conversion price

3.8
Mandatory convertible securities: Converting into 234 million shares in March 2013; fully underwritten by strategic investors, with allocation partially subject to take-up of shareholders' subscription rights; includes 34 million shares in respect of the purchase of the residual minority stake in Hedging-Griffo (as per 1Q12 announcement)

2.3
Tier 1 participation securities to qualify as part of the Swiss capital requirement, contributing to the Swiss Core Capital Ratio in excess of the Basel III G-SIB Common Equity Tier 1 (CET1) requirement

0.2	Aberdeen: The sale of the residual 7% stake in Aberdeen Asset Management was completed on July 2, 2012
0.7	Lower deductions: Threshold deductions will be reduced as the capital actions significantly increase available CET1 capital
8.7	TOTAL impact of immediate set of actions

Additional capital actions and earnings related impacts expected to increase capital by a further CHF 6.6 billion by year-end 2012

Impact on Capital in CHF billion	Capital Action
0.75
APPA exchange: Employee equity investment through exchange offer for deferred cash compensation awards (APPA); subscription period is planned from July 18 to 27, 2012 with conversion thereafter, resulting in immediate benefit to capital

1.1	Strategic divestments in line with accelerated implementation of strategy in Asset Management alternative investments towards more liquid strategies
0.5	Real estate sales: Completion of existing 2012 real estate disposal program
1.95
Changes in equity: Assumes that 2H12 net income equals consensus estimates; includes additional realignment expenses and capital plan transaction fees; adjusted for capital benefit from obligation to deliver shares for share-based compensation awards; reflects related reduction in deferrred tax assets on net operating losses

2.3	Lower deductions: Lower threshold deductions and additional reductions in deferred tax assets on net operating losses
6.6	TOTAL impact of additional set of actions by end-2012

Media Release
July18, 2012 Page 6/15

Segment Results Detail

Private Banking
Private Banking, which comprises the global Wealth Management Clients business and the Swiss Corporate & Institutional Clients business, reported 2Q12 income before taxes of CHF 775 million and net revenues of CHF 2,704 million.

Net revenues increased CHF 100 million from 1Q12, reflecting slightly higher net interest income and recurring commissions and fees, which included semi-annual performance fees. Transaction-based revenues were negatively impacted by ongoing low client activity, which was more than offset by gains from the integration of Clariden Leu, of which CHF 41 million related to the sale of a non-core business. Compared to 2Q11, which included gains of CHF 72 million from the sale of real estate, net revenues declined 2%.

Total operating expenses were slightly lower compared to 1Q12 and 2Q11. Compensation and benefits decreased 7%, or CHF 87 million compared to 1Q12, which included PAF2 deferred compensation awards which were granted and expensed in 1Q12. Provisions for credit losses were CHF 39 million on a net loan portfolio of CHF 202 billion.

The Wealth Management Clients business reported income before taxes of CHF 551 million in 2Q12, down 5% compared to 2Q11, as lower total operating expenses and higher net interest income were more than offset by lower recurring commissions and fees and transaction-based revenues and higher provisions for credit losses. Excluding the gains on sales, Wealth Management Clients’ income before taxes was stable to 2Q11. Compared to 1Q12, the gross margin improved 4 basis points.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial service needs of corporate and institutional clients in Switzerland and for banks worldwide, reported income before taxes of CHF 224 million in 2Q12, down 13% from 2Q11, as stable net revenues were offset by a 5% increase in total operating expenses. Compared to 1Q12 income before taxes was up 2%.

Investment Banking
Investment Banking reported 2Q12 income before taxes of CHF 383 million, down 62% compared to 1Q12 and up 84% compared to 2Q11, and net revenues of CHF 2,909 million.

Fixed income sales and trading revenues of CHF 1,190 million were resilient and more balanced amid a difficult market environment, reflecting a substantially repositioned business with significantly reduced inventory levels. Revenues declined from a strong 1Q12 reflecting challenging trading conditions, particularly in global rates, and subdued client flow, particularly in global rates. Relative to 2Q11, revenues increased 96%, led by a marked improvement in securitized products and higher results in corporate lending, global rates, emerging markets and global credit products.

Equity sales and trading revenues of CHF 1,150 million decreased by 18% and 8% compared to 1Q12  and 2Q11, respectively, reflecting reduced client volumes across key businesses such as cash equities and derivatives. Prime services results remained strong as solid market share more than offset lower industry activity and lower client balances due to reduced market values.

Media Release
July18, 2012 Page 7/15

Underwriting and advisory revenues of CHF 644 million were also lower in the quarter relative to 1Q12 and 2Q11, driven by weak underwriting revenues as global issuance volumes remained subdued.

Compensation and benefits declined 30% from 1Q12, reflecting lower deferred compensation expense as 1Q12 included CHF 418 million of expense related to the PAF2 awards, and lower discretionary performance-related compensation expense. Total other expenses decreased from 1Q12 and 2Q11.

In 2Q12, consistent with the execution of the refined strategy in Investment Banking, Basel III risk-weighted assets were further reduced by USD 4 billion to USD 206 billion.

Results in 2Q12 were impacted by the strengthening of the average rate of the US dollar against the Swiss franc compared to 2Q11, which favorably impacted revenues and adversely affected expenses. In Swiss francs, net revenues increased 3% and total operating expenses declined 2%. In US dollars, net revenues were down 6% and total operating expenses declined 11% from 2Q11.

Asset Management
Asset Management posted 2Q12 income before taxes of CHF 133 million, down 48% compared to 1Q12 and down 37% compared to 2Q11. Net revenues of CHF 550 million were down 19% from 1Q12 and down 16% from 2Q11.

In the quarter, additional partial sales of an investment in Aberdeen were completed, recognizing a gain of CHF 66 million. In 1Q12, we recognized a gain of CHF 178 million from another sale. Excluding the gains from these sales in the first two quarters, income before taxes was CHF 67 million in 2Q12 and CHF 76 million in 1Q12, compared to CHF 210 million in 2Q11.

Investment-related gains of CHF 27 million were significantly lower than the CHF 101 million in 1Q12 and CHF 156 million in 2Q11, mainly due to adverse market conditions. Compared to 2Q11, fee-based revenues of CHF 478 million were down 3%, with higher performance fees from Hedging-Griffo being offset by lower equity participations income resulting from the sale of Aberdeen and lower placement fees. Operating expenses of CHF 417 million were down 2% compared to 1Q12, which included the PAF2 expenses noted above, and down 6% compared to 2Q11.

Segment Results
in CHF million		2Q12	1Q12	2Q11	Change in %	Change in %
					vs. 1Q12	vs. 2Q11
Private	Net revenues	2,704	2,604	2,754	4	(2)
Banking	Provision for credit losses	39	40	(2)	(3)	-
	Total operating expenses	1,890	1,958	1,921	(3)	(2)
	Income before taxes	775	606	835	28	(7)
Investment	Net revenues	2909	4,159	2,817	(30)	3
Banking	Provision for credit losses	(14)	(6)	15	133	-
	Total operating expenses	2,540	3,167	2,594	(20)	(2)
	Income before taxes	383	998	208	(62)	84
Asset	Net Revenues	550	681	654	(19)	(16)
Management	Provision for credit losses	-	-	-	-	-
	Total operating expenses	417	427	444	(2)	(6)
	Income before taxes	133	254	210	(48)	(37)

Media Release
July18, 2012 Page 8/15

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 180 million in 2Q12, including gains related to own debt of CHF 39 million. This compares to a loss of CHF 1,818 million in 1Q12 and a loss of CHF 167 million in 2Q11.

Net New Assets
Credit Suisse Group reported net new asset inflows of CHF 4.4 billion in 2Q12. Private Banking attracted net new assets of CHF 3.4 billion. Wealth Management Clients contributed net new assets of CHF 8.9 billion, driven by inflows, mainly from its ultra-high-net-worth individual client segment and emerging markets, before the impact of outflows of CHF 3.4 billion relating to the integration of Clariden Leu. Corporate & Institutional Clients in Switzerland reported outflows of CHF 2.1 billion. Asset Management recorded net asset inflows of CHF 0.4 billion, driven by alternative investments in emerging markets, partially offset by outflows in traditional investments.

As a result of the integration of Clariden Leu and other organizational changes, prior periods of the divisions have been restated to conform to the current presentation in order to show meaningful trends.

Details of Capital Actions

Hybrids exchange
An agreement has been reached for the immediate exchange of some existing Tier 1 capital notes (hybrids) into Tier 1 Buffer Capital Notes (BCNs; “high-trigger CoCos”), thereby accelerating an exchange initially scheduled for October 2013. The BCNs will qualify for Swiss Total Capital. The conversion floor of the high trigger Tier 1 capital notes is aligned to the conversion price of the mandatorily convertible securities.

Mandatory and contingent convertible securities (“MACCS”)
The MACCS are mandatorily convertible into 233.5 million ordinary shares in March 2013 at a fixed conversion price of CHF 16.29 per share. MACCS convertible into 117 million shares are subject to shareholders’ pre-emptive rights and have been fully underwritten by strategic investors, while strategic investors have entered into binding commitments for MACCS convertible into 116.5 million shares.

Tier 1 participation securities recognition
Claudius holds participation securities issued by Credit Suisse AG, a 100% subsidiary of Credit Suisse Group AG. Claudius has issued USD notes to investors: (i) USD 1.5 billion perpetual 8.25% and (ii) USD 1.5 billion perpetual 7.875%. Finma ruled that under the Swiss too-big-to-fail regime, the existing USD 3 billion in Tier 1 participation securities (with a haircut of 20%) will qualify as part of the Swiss equity requirement in excess of the 8.5% Basel III G-SIB Common Equity Tier 1 (CET1) ratio. Effectively this contributes an additional 0.8% to the Swiss Core Capital Ratio until 2018 on a non-reducing basis.

Sale of residual stake in Aberdeen Asset Management
Credit Suisse Group completed the sale of its residual stake in Aberdeen Asset Management on July 2, 2012 for a capital benefit of CHF 0.2 billion.

Media Release
July18, 2012 Page 9/15

APPA exchange: Voluntary exchange offer to employees
Credit Suisse is launching a voluntary exchange offer, under which employees can elect to convert any future cash payments from the Adjustable Performance Plan Awards (APPA) for shares at the same price as the conversion price under the MACCS. Such an exchange would be immediately accretive to Credit Suisse’s capital. Delivery of the shares will be consistent with the APPA deferral schedule, i.e. from 2013 to 2015. APPA was a cash-based deferred compensation plan awarded during 2009 and 2010, where the award value was linked to the financial performance of the employees’ business areas and the firm’s return on equity. Assuming an end 2012 obligation of CHF 1.3 billion, the initial exchange offer benefit to capital is expected to be CHF 0.75 billion. Assuming a year-end 2012 obligation of CHF 1.3 billion, the initial exchange offer benefit to capital is targeted to be approximately CHF 0.75 billion (implying a 58% acceptance level). The actual size of the capital benefit depends on the acceptance level of the exchange offer and 2H12 financial performance.

Strategic divestments
In line with the accelerated implementation of its strategy toward a more liquid alternatives business and given the residual uncertainty around the implementation of the “Volcker Rule”, Credit Suisse intends to sell certain illiquid private equity businesses within the Asset Management division. The targeted businesses have limited synergies with other businesses of the Group. At the same time, Credit Suisse intends to grow liquid alternative strategies as they are more capital efficient, consistent with regulatory developments and more synergistic with other businesses of the Group.

Real Estate Sales
Credit Suisse is also in advanced negotiations for outright sales covering two major real-estate sites and a number of smaller buildings. Additionally, Credit Suisse intends to enter into a sale-and-lease-back transaction agreement relating to an office building it currently owns and occupies.

Changes in Equity
For the purpose of the simulation of the full year 2012 earnings, net income projections are based on Bloomberg consensus of analyst estimates for 2012, less 6M12 reported net income. The resulting net income estimate for 2H12 has been adjusted by deducting additional restructuring expenses, transaction fees for this capital plan and the capital benefit from the planned tender offer to repurchase certain debt instruments. These earnings expectations are not endorsed or verified and used solely for illustrative purposes and the actual net income (and, therefore, our actual end-2012 capital ratios) may differ significantly from those presented herein.

Expenses related to share-based compensation awards are offset in shareholders’ equity by an obligation to deliver shares. The expense related to share-based compensation for 2H12 is currently estimated to amount to CHF 0.6 billion. Assuming that future obligations to deliver shares are being met with the delivery of new shares from conditional capital, such benefit can be deemed to be permanently additive to capital.**

2H12 pre-tax income and certain additional actions are expected to reduce the current level of deferred tax assets (DTAs) on net operating losses. As at the end of 2Q12, DTAs on net operating losses were CHF 3.5 billion. DTAs that rely on future profitability, such as DTA on net operating losses, must be deducted from CET1 capital.

Media Release
July18, 2012 Page 10/15

Lower threshold regulatory deductions
Any amounts from each of (i) DTAs on timing differences, (ii) significant investments in unconsolidated financial institutions, or (iii) mortgage servicing rights that exceed 10% of CET1 capital, must be deducted from CET1 capital. In addition, any aggregate amount of items (i) to (iii) that exceeds 15% of CET1 capital must be deducted from CET1 capital. As capital actions increase the projected CET 1 capital, current threshold regulatory deductions will be subsequently reduced.

Additional liability management measures announced today: Tender offer to repurchase certain outstanding public capital and senior funding instruments
In addition to the capital measures announced today, Credit Suisse also announced a tender offer to repurchase certain outstanding public capital and senior funding instruments. The offer targets 11 capital instruments denominated in USD, Euro and GBP and 5 additional senior bonds denominated in USD. The offers are being made based on the terms and conditions set out in the Tender Offer Memorandum dated July 18, 2012 issued by Credit Suisse Securities (Europe) Limited, which are subject to offer restrictions. It allows the bank’s bond investors to sell holdings in capital and senior funding securities. The transaction announced today follows on from the very successful liability management transaction which was completed in April 2012.

The complete Credit Suisse Group 2Q12 Financial Release will be published on July 24, 2012, at 6:45 CEST.

** Requires AGM approval

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Cautionary statement regarding forward-looking information \non-GAAP information \end-2012 capital ratio projections
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;

Media Release
July18, 2012 Page 11/15

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the 2Q12 Credit Suisse Financial Release and the 2Q12 Results Presentation Slides.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Disclaimer
This communication is not an offer for sale of securities in the United States.  Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act").  Neither the issuer nor Credit Suisse Group (or any of their respective affiliates or subsidiaries) intends to register any part of the offering in the United States or to conduct a public offering of securities in the United States.  This communication shall not constitute an offer to sell nor the solicitation of an offer to buy the securities referred to herein. Any sales in the United States will be made only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions exempt from registration under the Securities Act, and sales outside the United States will be made to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons collectively, “relevant persons”).  The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this  communication or any of its contents.

In any EEA Member State that has implemented Directive 2003/71/EC (such Directive and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State, together with any applicable implementing measures in the relevant home Member State, the “Prospectus Directive”), this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

Media Release
July18, 2012 Page 12/15

Presentation of preview on Credit Suisse Group’s 2Q12 results and capital measures via audio webcast and telephone conference

Date                             Wednesday, July 18, 2012

Time                            09:30 Zurich / 08:30 London / 03:30 New York

Speakers                     Brady W. Dougan, Chief Executive Officer
David Mathers, Chief Financial Officer
The presentations will be held in English.

Audio webcast             www.credit-suisse.com/results

Telephone                   Switzerland: +41 44 580 40 01
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Reference: Credit Suisse Group Conference Call

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Conference ID: 12122982#

Media Release
July 18, 2012 Page 13/15

Consolidated statements of operations (unaudited)
in	2Q12	1Q12	2Q11	6M12	6M11

Consolidated statements of operations (CHF million)

Interest and dividend income	7,044	5,295	7,082	12,339	12,534

Interest expense	(5,430)	(3,411)	(5,705)	(8,841)	(9,404)

Net interest income	1,614	1,884	1,377	3,498	3,130

Commissions and fees	3,130	3,172	3,463	6,302	7,134

Trading revenues	1,156	189	1,116	1,345	3,127

Other revenues	375	802	936	1,177	1,657

Net revenues	6,275	6,047	6,892	12,322	15,048

Provision for credit losses	25	34	13	59	6

Compensation and benefits	3,005	3,711	3,096	6,716	7,125

General and administrative expenses	1,673	1,653	1,652	3,326	3,284

Commission expenses	441	451	491	892	1,027

Total other operating expenses	2,114	2,104	2,143	4,218	4,311

Total operating expenses	5,119	5,815	5,239	10,934	11,436

Income/(loss) before taxes	1,131	198	1,640	1,329	3,606

Income tax expense/(benefit)	311	(16)	271	295	736

Income/(loss)	820	214	1,369	1,034	2,870

Net income/(loss) attributable to noncontrolling interests	32	170	601	202	963

Net income/(loss) attributable to shareholders	788	44	768	832	1,907

Earnings per share (CHF)

Basic earnings/(loss) per share	0.48	0.03	0.48	0.52	1.43

Diluted earnings/(loss) per share	0.46	0.03	0.48	0.50	1.42

Media Release
July 18, 2012 Page 14/15

Consolidated balance sheets (unaudited)
end of	2Q12	1Q12	4Q11	2Q11

Assets (CHF million)

Cash and due from banks	99,038	89,449	110,573	68,073

Interest-bearing deposits with banks	2,328	2,570	2,272	1,940

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	226,864	192,068	236,963	200,091

Securities received as collateral, at fair value	30,191	33,761	30,191	32,057

of which encumbered	20,985	21,747	20,447	18,130

Trading assets, at fair value	284,058	300,597	279,553	302,626

of which encumbered	74,191	78,605	73,749	85,467

Investment securities	5,326	5,604	5,160	5,550

Other investments	12,773	12,294	13,226	14,086

Net loans	239,164	231,696	233,413	220,030

of which encumbered	602	552	471	347

allowance for loan losses	(928)	(908)	(910)	(916)

Premises and equipment	6,846	6,878	7,193	6,651

Goodwill	8,665	8,333	8,591	7,908

Other intangible assets	278	260	288	281

Brokerage receivables	50,411	42,801	43,446	40,845

Other assets	77,513	73,709	78,296	76,785

of which encumbered	2,120	2,302	2,255	2,510

Total assets	1,043,455	1,000,020	1,049,165	976,923

Media Release
July 18, 2012 Page 15/15

Consolidated balance sheets (unaudited) (continued)
end of	2Q12	1Q12	4Q11	2Q11

Liabilities and equity (CHF million)

Due to banks	41,325	39,035	40,147	41,987

Customer deposits	312,683	304,943	313,401	286,455

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	189,266	167,457	176,559	142,245

Obligation to return securities received as collateral, at fair value	30,191	33,761	30,191	32,057

Trading liabilities, at fair value	115,782	114,500	127,760	120,452

Short-term borrowings	19,184	16,331	26,116	20,373

Long-term debt	154,838	155,631	162,655	164,159

Brokerage payables	75,822	67,569	68,034	67,315

Other liabilities	62,259	59,929	63,217	61,573

Total liabilities	1,001,350	959,156	1,008,080	936,616

Common shares	51	49	49	48

Additional paid-in capital	21,930	22,262	21,796	21,107

Retained earnings	27,771	27,097	27,053	27,121

Treasury shares, at cost	(66)	0	(90)	(111)

Accumulated other comprehensive income/(loss)	(14,912)	(15,823)	(15,134)	(16,949)

Total shareholders' equity	34,774	33,585	33,674	31,216

Noncontrolling interests	7,331	7,279	7,411	9,091

Total equity	42,105	40,864	41,085	40,307

Total liabilities and equity	1,043,455	1,000,020	1,049,165	976,923

end of	2Q12	1Q12	4Q11	2Q11

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04

Authorized shares (million)	2,092.3	1,868.1	1,868.1	1,868.1

Common shares issued (million)	1,286.6	1,224.5	1,224.3	1,202.2

Treasury shares (million)	3.5	0.0	4.0	3.1

Shares outstanding (million)	1,283.1	1,224.5	1,220.3	1,199.1